650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 27, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Jan Woo
Joyce Sweeney
Patrick Gilmore

Re:	Qualys, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed August 10, 2012
File No. 333-182027

Ladies and Gentlemen:

On behalf of Qualys, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 23, 2012, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-182027) filed with the Commission on August 10, 2012 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are providing marked copies of Amendment No. 3 and this letter to Jan Woo, Joyce Sweeney and Patrick Gilmore.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

Risk Factors

We rely on third-party channel partners to generate a substantial amount of our revenues… page 23

1.	We note your new disclosure on page F-10 that one channel partner accounted for 13% and 11% of the company’s accounts receivable balance as of December 31, 2011 and June 30, 2012, respectively. Please provide quantitative disclosure regarding your significant channel partner in this risk factor, including the percentage of the company’s consolidated revenue that was generated by this channel partner. Also, tell us what consideration you have given to identifying this channel partner in the prospectus and providing a discussion of any material agreements with this partner.

In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Amendment No. 3 to identify Dell Inc. as the channel partner and to disclose that Dell Inc. only accounted for 4% and 6% of the Company’s revenues for the year ended December 31, 2011 and for the six months ended June 30, 2012,

        Securities and Exchange Commission

        August 27, 2012

respectively. The Company submits to the Staff that it does not have any material agreements with this channel partner.

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Concentration of Credit Risk, page F-9

2.	We note your added disclosure on page F-10 that one channel partner accounted for 13% and 11% of the company’s accounts receivable balance as of December 31, 2011 and June 30, 2012, respectively. Please tell us what consideration you have given to disclosing the amount of revenues related to significant channel partners based on the disclosure requirements in ASC 280-10-50-42 and ASC 275-10-50-20.

In response to the Staff’s comment, the Company submits to the Staff that the revenues generated by the channel partner referenced in the disclosure on page F-10 accounted for 4% and 6% of the Company’s revenues for the year ended December 31, 2011 and for the six months ended June 30, 2012, respectively. Since the percentage of revenues is less than the 10% threshold cited in ASC 280-10-50-42, and the Company believes the amounts are not a material concentration, the Company does not believe it is necessary to disclose the amounts of revenues related to the channel partner in the notes to the Company’s consolidated financial statements.

* * * * *

        Securities and Exchange Commission

        August 27, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to me or Jeffrey D. Saper at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By :	/s/ Rezwan D. Pavri
Rezwan D. Pavri

Enclosures

cc (w/encl.):	Philippe F. Courtot
Donald C. McCauley
Bruce K. Posey
Qualys, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Timothy J. Moore
John T. McKenna
Cooley LLP

Timothy P. Zingraf
Grant Thornton LLP